EXHIBIT (a)(1)(W)

Communications to Eligible Employees Residing in the Netherlands-Final Tax Ruling

Dear Office Depot Optionholder Resident in the Netherlands:

The Dutch Tax Authority has informed us that it is unable to issue a favorable tax ruling (the “Dutch Tax Ruling”). Accordingly, you will be subject to income tax and social insurance contributions as a result of the exchange of Eligible Options for New Options. Based on our discussion with the Dutch Tax Authority, the taxable amount will be the fair market value of the New Options granted to you minus the fair market value of Eligible Options surrendered by you, taxed at your applicable tax rate. The fair market value will be based on the Black Scholes formula. If, based on the Black Scholes formula, the fair market value of the New Options granted to you minus the fair market value of Eligible Options surrendered by you is negative or zero then the exchange would not result in any tax to you. If, based on the Black Scholes formula, the fair market value of the New Options granted to you minus the fair market value of Eligible Options surrendered by you is positive, then you will be taxed on the difference at your applicable tax rate. The fair market value based on the Black Scholes formula will be determined based on the closing price of Office Depot common stock on Tuesday, June 8, 2010.

You will have until 12:01 am, Eastern Time on June 8, 2010 to communicate whether or not you want to participate (or withdraw your election to participate) in the Option Exchange.

The discussion above supplements the more general discussion in the Offer to Exchange dated May 10, 2010 regarding the material tax consequences of participating in the exchange of Eligible Options and the grant of New Options pursuant to the Exchange Program for Eligible Employees subject to tax in the Netherlands. This discussion is based on the law in effect in the Netherlands as of June 2010. This discussion is general in nature and does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of Eligible Employees. Please note that tax laws change frequently and occasionally on a retroactive basis. As a result, the information contained in this discussion may be out of date at the time the New Options are granted, you exercise the New Options or you sell shares acquired at exercise of the New Options.

If you are a citizen or resident of more than one country, or are considered a resident of more than one country for local law purposes, the information contained in this discussion may not be applicable to you. You are strongly advised to seek appropriate professional advice as to how the tax or other laws in the Netherlands apply to your specific situation.